This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

November 19, 2003

3.

Press Release

The press release was issued on November 19, 2003 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU/TSX) announced the appointment of Dr. Robert J. Gayton to its Board of Directors.

The company also announced its September 30th, 2003 3rd Qtr results.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700
Cliff T. Davis
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on November 19, 2003

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

NEW DIRECTOR APPOINTED
THIRD QUARTER FINANCIAL RESULTS

November  19, 2003

Nevsun Resources Ltd. (NSU/TSX) is pleased to announce the appointment of Dr. Robert J. Gayton to its Board of Directors.

Bob Gayton is a Chartered Accountant with 30 years’ consulting experience on accounting and finance issues, most recently as V.P. Finance for Western Silver Corporation (TSX:WTC, AMEX:WTZ) and as a Director and Chairman of Audit Committees for other publicly trading companies.  Prior to this Dr. Gayton was an audit partner with Peat, Marwick Mitchell Chartered Accountants and a member of the Faculty of Commerce at the University of British Columbia. He is also a Fellow of the Institute of Chartered Accountants (FCA) in both Ontario and BC and holds a Ph.D. in Business from the University of California.  Dr. Gayton has agreed to serve as Chairman of the Company’s Audit Committee.

Following is a brief summary of the Company’s third quarter financial results.  Complete details of the September 30, 2003 quarterly financial statements and Management Discussion and Analysis may be found on the Nevsun web site at www.nevsun.com as well as on SEDAR at www.sedar.com.  All dollar amounts are in $US.

Working capital at September 30, 2003 was approximately $12.5 million, which is sufficient to meet the Company’s immediate needs. The Company has spent $5.7 million on its resource properties in the first nine months of 2003 compared with $2.8 million in 2002, mainly due to increased activity at the Company’s Bisha project in Eritrea.  The Company’s net loss for the nine-month period was $289,751 or $0.00 per share compared with $564,716 or $0.02 per share in 2002.

Nevsun Resources continues to advance the development and exploration of its gold projects in Mali and Eritrea.  An objective of the fourth quarter exploration program which is currently underway in Eritrea is to be able to complete an initial resource estimation in early 2004.

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks ,uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry and the Company’s projects, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements

NEVSUN RESOURCES LTD. "Dr. John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com